EXHIBIT 99.1

FirstService Reports Second Quarter 2025 Results

Solid Top-Line Growth and Operating Margin Expansion Drive Strong Profitability

Operating highlights:

	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024

Revenues (millions)	$1,415.7	$1,297.5	$2,666.6	$2,455.5
Adjusted EBITDA (millions) (note 1)	157.1	132.5	260.4	215.9
Adjusted EPS (note 2)	1.71	1.36	2.63	2.03

GAAP Operating Earnings	97.3	83.9	136.5	122.0
GAAP Diluted EPS	1.01	0.78	1.07	0.92

TORONTO, July 24, 2025 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported results for its second quarter ended June 30, 2025. All amounts are in US dollars.

Consolidated revenues for the second quarter were $1.42 billion, a 9% increase relative to the same quarter in the prior year. Adjusted EBITDA (note 1) increased 19% to $157.1 million, and Adjusted EPS (note 2) was $1.71, reflecting 26% growth over the prior year quarter. During the second quarter, FirstService reported GAAP Operating Earnings of $97.3 million, up from $83.9 million in the prior year period. GAAP diluted earnings per share was $1.01 in the quarter, up from $0.78 for the same quarter a year ago.

For the six months ended June 30, 2025, consolidated revenues were $2.67 billion, a 9% increase relative to the comparable prior year period, Adjusted EBITDA was $260.4 million, up 21%, and Adjusted EPS was $2.63, an increase of 30% over the prior year period. FirstService’s GAAP Operating Earnings were $136.5 million in the current year period, versus $122.0 million in the prior year. GAAP diluted earnings per share for the six months year-to-date was $1.07, compared to $0.92 in the prior year period.

“We are pleased to report strong financial results which largely mirrored the year-over-year growth profile we saw in the first quarter,” said Scott Patterson, Chief Executive Officer of FirstService. “Despite continued macroeconomic uncertainty, the resilient top-line performance and strong profitability across our operations during the first half of the year put us well on track to deliver on our goals for 2025,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded company-owned operations and franchise systems.

FirstService generates more than US$5.4 billion in annual revenues and has approximately 30,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”, and are included in the S&P/TSX 60 index. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $593.0 million for the second quarter, up 6% compared to the prior year quarter, including organic growth of 3%. Adjusted EBITDA for the quarter was $65.5 million, an increase of 11% compared to the prior year period. Operating Earnings were $51.6 million, versus $49.1 million for the second quarter of last year. The Adjusted EBITDA margin improvement reflected ongoing efficiencies in our property management client service delivery model. The Operating Earnings margin was in-line with the prior year.

FirstService Brands revenues during the second quarter grew to $822.7 million, up 11% relative to the prior year period. On an organic basis, division revenues were up 1%, with double-digit growth at Century Fire Protection, offsetting lower quarter-over-quarter results in our Roofing Corp of America operations. Recent tuck-under acquisitions across the division also contributed to the top-line increase. Adjusted EBITDA for the second quarter was $95.2 million, up 23% versus the prior year period. Operating Earnings were $56.5 million, versus $46.3 million in the prior year quarter. The increase in operating margins was attributable to continued operating process improvements at our restoration and home services brands.

Corporate costs, as presented in Adjusted EBITDA (note 1), were $3.6 million in the second quarter, relative to $4.2 million in the prior year period. Corporate costs for the quarter were $10.9 million, relative to $11.5 million in the prior year period.

Conference Call
FirstService will be holding a conference call on Thursday, July 24, 2025 at 11:00 a.m. Eastern Time to discuss the quarter’s results. This call is being webcast live at the Company’s website at www.firstservice.com. Participants may register for the call here https://register.vevent.com/register/BI4a1fa34337944f40a129a667fecbe126 to receive the dial-in number and their unique PIN.

To join the webcast in listen only mode, use this link: https://edge.media-server.com/mmc/p/b34k52bt . It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2024 under the heading “Risk factors” (a copy of which may be obtained at www.sedarplus.ca) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other (income) expense; (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; and (vi) stock-based compensation expense. The Company uses Consolidated adjusted EBITDA and segment adjusted EBITDA to evaluate its own operating performance, its ability to service debt, and as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Consolidated adjusted EBITDA and segment adjusted EBITDA are presented as a supplemental measure because the Company believes such a measure is useful to investors as a reasonable indicator of operating performance, due to the low capital intensity of the Company’s service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating adjusted EBITDA and segment adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2025	2024	2025	2024

Net earnings	$55,431	$44,937	$69,511	$59,834
Income tax	23,677	18,584	29,677	24,599
Other income, net	(996)	(115)	(1,082)	(1,995)
Interest expense, net	19,166	20,531	38,430	39,557
Operating earnings	97,278	83,937	136,536	121,995
Depreciation and amortization	45,632	39,225	89,808	76,032
Acquisition-related items	7,662	2,306	19,895	3,906
Stock-based compensation expense	6,556	7,019	14,155	13,927
Adjusted EBITDA	$157,128	$132,487	$260,394	$215,860

A reconciliation of segment operating earnings to segment Adjusted EBITDA appears below.

(in thousands of US$)

Three months ended, June 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$51,606	$56,522	$(10,850)
Depreciation and amortization	11,789	33,820	23
Acquisition-related items	2,100	4,873	689
Stock-based compensation expense	-	-	6,556
Adjusted EBITDA	$65,495	$95,215	$(3,582)

Three months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$49,107	$46,308	$(11,478)
Depreciation and amortization	9,773	29,429	23
Acquisition-related items	207	1,827	272
Stock-based compensation expense	-	-	7,019
Adjusted EBITDA	$59,087	$77,564	$(4,164)

Six months ended, June 30, 2025	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$80,873	$81,008	$(25,345)
Depreciation and amortization	22,425	67,337	46
Acquisition-related items	3,828	14,637	1,430
Stock-based compensation expense	-	-	14,155
Adjusted EBITDA	$107,126	$162,982	$(9,714)

Six months ended, June 30, 2024	FirstService	FirstService
	Residential	Brands	Corporate(1)

Operating earnings (loss)	$75,765	$73,107	$(26,877)
Depreciation and amortization	18,196	57,790	46
Acquisition-related items	725	2,129	1,052
Stock-based compensation expense	-	-	13,927
Adjusted EBITDA	$94,686	$133,026	$(11,852)

Segment Adjusted EBITDA margin is defined as segment Adjusted EBITDA divided by segment revenues.

(1) Corporate is not an operating segment, but rather represent corporate overhead expenses not directly attributable to reportable segments and are therefore unallocated within segment operating earnings (loss) and Segment Adjusted EBITDA.

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted EPS is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; and (iv) stock-based compensation expense. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended		Six months ended
(in thousands of US$)	June 30		June 30
	2025	2024	2025	2024

Net earnings	$55,431	$44,937	$69,511	$59,834
Non-controlling interest share of earnings	(3,478)	(2,696)	(4,721)	(4,229)
Acquisition-related items	7,662	2,306	19,895	3,906
Amortization of intangible assets	19,706	17,009	38,223	32,240
Stock-based compensation expense	6,556	7,019	14,155	13,927
Income tax on adjustments	(7,567)	(6,968)	(16,142)	(13,389)
Non-controlling interest on adjustments	(447)	(320)	(989)	(584)
Adjusted net earnings	$77,863	$61,287	$119,932	$91,705

	Three months ended		Six months ended
(in US$)	June 30		June 30
	2025	2024	2025	2024

Diluted net earnings per share	$1.01	$0.78	$1.07	$0.92
Non-controlling interest redemption increment	0.13	0.16	0.35	0.32
Acquisition-related items	0.14	0.05	0.35	0.08
Amortization of intangible assets, net of tax	0.30	0.26	0.57	0.49
Stock-based compensation expense, net of tax	0.13	0.11	0.29	0.22
Adjusted earnings per share	$1.71	$1.36	$2.63	$2.03

Organic growth is defined as revenue growth adjusted to exclude the revenue attributable to acquired businesses for a period of twelve months following their acquisition.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Six months
	ended June 30		ended June 30
	2025	2024	2025	2024

Revenues	$1,415,733	$1,297,459	$2,666,559	$2,455,504

Cost of revenues	935,334	862,463	1,776,802	1,651,040
Selling, general and administrative expenses	329,827	309,528	643,518	602,531
Depreciation	25,926	22,216	51,585	43,792
Amortization of intangible assets	19,706	17,009	38,223	32,240
Acquisition-related items (1)	7,662	2,306	19,895	3,906
Operating earnings	97,278	83,937	136,536	121,995
Interest expense, net	19,166	20,531	38,430	39,557
Other income, net	(996)	(115)	(1,082)	(1,995)
Earnings before income tax	79,108	63,521	99,188	84,433
Income tax	23,677	18,584	29,677	24,599
Net earnings	55,431	44,937	69,511	59,834
Non-controlling interest share of earnings	3,478	2,696	4,721	4,229
Non-controlling interest redemption increment	5,855	7,183	15,889	14,239
Net earnings attributable to Company	$46,098	$35,058	$48,901	$41,366

Net earnings per common share
Basic	$1.01	$0.78	$1.08	$0.92
Diluted	1.01	0.78	1.07	0.92

Adjusted earnings per share (2)	$1.71	$1.36	$2.63	$2.03

Weighted average common shares (thousands)
Basic	45,449	44,984	45,409	44,917
Diluted	45,656	45,100	45,632	45,087

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, and transaction costs.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

	June 30, 2025	December 31, 2024

Assets
Cash and cash equivalents	$201,806	$227,598
Restricted cash	23,064	16,088
Accounts receivable	983,049	947,517
Prepaid and other current assets	414,837	368,150
Current assets	1,622,756	1,559,353
Other non-current assets	28,118	28,007
Deferred income tax	2,128	2,114
Fixed assets	271,867	253,994
Operating lease right-of-use assets	276,378	240,518
Goodwill and intangible assets	2,167,862	2,110,866
Total assets	$4,369,109	$4,194,852

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$577,159	$541,509
Unearned revenues	243,678	190,885
Other current liabilities	40,977	23,690
Operating lease liabilities - current	56,938	53,115
Long-term debt - current	13,230	41,567
Current liabilities	931,982	850,766
Long-term debt - non-current	1,229,053	1,257,143
Operating lease liabilities - non-current	249,529	214,423
Other liabilities	151,694	150,542
Deferred income tax	94,029	84,895
Redeemable non-controlling interests	460,997	449,337
Shareholders' equity	1,251,825	1,187,746
Total liabilities and equity	$4,369,109	$4,194,852

Supplemental balance sheet information
Total debt	$1,242,283	$1,298,710
Total debt, net of cash	1,040,477	1,071,112

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Six months ended
	June 30		June 30
	2025	2024	2025	2024

Cash provided by (used in)

Operating activities
Net earnings	$55,431	$44,937	$69,511	$59,834
Items not affecting cash:
Depreciation and amortization	45,632	39,225	89,808	76,032
Deferred income tax	(771)	(2,275)	(1,590)	(4,549)
Other	11,153	8,052	29,352	14,384
	111,445	89,939	187,081	145,701

Changes in non-cash working capital
Accounts receivable	(24,815)	(22,637)	(14,821)	(2,640)
Payables and accruals	56,573	33,002	(13,163)	(23,282)
Other	19,631	30,440	44,987	2,165
Net cash provided by operating activities	162,834	130,744	204,084	121,944

Investing activities
Acquisition of businesses, net of cash acquired	(43,280)	(123,031)	(51,916)	(154,649)
Purchases of fixed assets	(33,375)	(29,301)	(62,938)	(54,322)
Other investing activities	(1,624)	(299)	(8,670)	(1,000)
Net cash used in investing activities	(78,279)	(152,631)	(123,524)	(209,971)

Financing activities
Increase (decrease) in long-term debt, net	(67,833)	90,473	(54,827)	136,728
Purchases of non-controlling interests, net	(14,850)	(10,221)	(29,346)	(21,442)
Dividends paid to common shareholders	(12,497)	(11,244)	(23,814)	(21,298)
Distributions paid to non-controlling interests	(5,825)	(3,817)	(11,602)	(4,470)
Other financing activities	1,720	3,987	20,906	22,790
Net cash provided by (used in) financing activities	(99,285)	69,178	(98,683)	112,308

Effect of exchange rate changes on cash	(678)	123	(693)	351

Increase (decrease) in cash, cash equivalents and restricted cash	(15,408)	47,414	(18,816)	24,632

Cash, cash equivalents and restricted cash, beginning of period	240,278	184,095	243,686	206,877

Cash, cash equivalents and restricted cash, end of period	$224,870	$231,509	$224,870	$231,509

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Three months ended June 30

2025
Revenues	$593,023	$822,710	$-	$1,415,733
Adjusted EBITDA	65,495	95,215	(3,582)	157,128

Operating earnings	51,606	56,522	(10,850)	97,278

2024
Revenues	$557,504	$739,955	$-	$1,297,459
Adjusted EBITDA	59,087	77,564	(4,164)	132,487

Operating earnings	49,107	46,308	(11,478)	83,937

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Six months ended June 30

2025
Revenues	$1,118,110	$1,548,449	$-	$2,666,559
Adjusted EBITDA	107,126	162,982	(9,714)	260,394

Operating earnings	80,873	81,008	(25,345)	136,536

2024
Revenues	$1,053,628	$1,401,876	$-	$2,455,504
Adjusted EBITDA	94,686	133,026	(11,852)	215,860

Operating earnings	75,765	73,107	(26,877)	121,995

COMPANY CONTACTS:

D. Scott Patterson
Chief Executive Officer

Jeremy Rakusin
Chief Financial Officer

(416) 960-9566